UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(Amendment No. 1)

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

H WORLD GROUP LIMITED

(Name of Subject Company (Issuer))

H World Group Limited

(Name of Filing Person (Issuer))

3.00% Convertible Senior Notes due 2026

(Title of Class of Securities)

44332NAB2

(CUSIP Number of Class of Securities)

Jun Zou

Chief Financial Officer

No. 1299 Fenghua Road

Jiading District

Shanghai

People’s Republic of China

(86) 21 6195-2011

with copy to:

Shuang Zhao

Cleary Gottlieb Steen & Hamilton LLP

37th Floor, Hysan Place

500 Hennessy Road, Causeway Bay

Hong Kong

(852) 2532-3783

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

CALCULATION OF FILING FEE

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 to Schedule TO (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO that was initially filed by H World Group Limited (formerly known as Huazhu Group Limited) (the “Company”) on April 1, 2024 (the “Schedule TO”) relating to the Company’s 3.00% Convertible Senior Notes due 2026 (the “Notes”). This Amendment No. 1 relates to the final results of the Company’s repurchase of the Notes that have been validly surrendered for repurchase and not withdrawn pursuant to the Company’s Put Right Notice to the holders dated April 1, 2024 (the “Put Right Notice”). The information contained in the Schedule TO, including the Put Right Notice, as supplemented and amended by the information contained in Item 11 below, is incorporated herein by reference. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO.

This Amendment No. 1 amends and supplements the Schedule TO as set forth below and constitutes the final amendment to the Schedule TO. This Amendment No. 1 is intended to satisfy the disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

ITEM 11.  ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented to include the following information:

The Put Right expired at 5:00 p.m., New York City time, on Monday, April 29, 2024 (the “Expiration Date”). The Company has been advised by Wilmington Trust, National Association, as paying agent (the “Paying Agent”), that pursuant to the terms of the Put Right Notice, none of the Notes were validly surrendered as of the Expiration Date. The aggregate amount of the Repurchase Price is nil. As of April 30, 2024, US$499,999,000 aggregate principal amount of the Note remains outstanding and continues to be subject to the existing terms of the Indenture and the Notes.

ITEM 12.  EXHIBITS.

(A)	Exhibits.

	(a)(1)*	Put Right Notice to Holders of 3.00% Convertible Senior Notes due 2026 issued by H World Group Limited (formerly known as Huazhu Group Limited), dated as of April 1, 2024.

	(a)(5)(A)*	Press Release issued by the Company, dated as of April 1, 2024.

	(a)(5)(B)†	Press Release issued by the Company, dated as of April 30, 2024.

	(b)	Not applicable.

	(d)*	Indenture, dated as of May 12, 2020, between the Company and Wilmington Trust, National Association, as trustee, incorporated by reference to Exhibit 4.17 to the Company’s annual report on Form 20-F (File No. 001-34656) filed with the Securities and Exchange Commission on April 23, 2021.

	(g)	Not applicable.

	(h)	Not applicable.

(B)	Filing Fee Exhibit

	107†	Filing Fee Table.

*       Previously filed.

†       Filed herewith.

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)*	Put Right Notice to Holders of 3.00% Convertible Senior Notes due 2026 issued by H World Group Limited (formerly known as Huazhu Group Limited), dated as of April 1, 2024.

(a)(5)(A)*	Press Release issued by the Company, dated as of April 1, 2024.

(a)(5)(B)†	Press Release issued by the Company, dated as of April 30, 2024.

(b)	Not applicable.

(d)*	Indenture, dated as of May 12, 2020, between the Company and Wilmington Trust, National Association, as trustee, incorporated by reference to Exhibit 4.17 to the Company’s annual report on Form 20-F (File No. 001-34656) filed with the Securities and Exchange Commission on April 23, 2021.

(g)	Not applicable.

(h)	Not applicable.

107†	Filing Fee Table.

*       Previously filed.

†       Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

H WORLD GROUP LIMITED

By:	/s/ Jun Zou
	Name:	Jun Zou
	Title:	Chief Financial Officer

Dated: April 30, 2024

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